EXHIBIT 21.1

Subsidiaries of Digital Domain Media Group, Inc.

Subsidiaries	State of Incorporation or Organization

DD3D, Inc.	Florida
DD Land Holdings, LLC	Florida
DD Land Holdings II, LLC	Florida
Digital Domain	Delaware
Digital Domain Institute, Inc.	Florida
Digital Domain International, Inc.	Florida
Tradition Studios, Inc.	Florida

Subsidiaries of Digital Domain

Subsidiaries	State of Incorporation or Organization

Digital Domain Productions, Inc.	Delaware

Subsidiaries of Digital Domain Productions, Inc.

Subsidiaries	State or other Jurisdiction of Incorporation or Organization

D2 Software, Inc.	Delaware
DD Entertainment Productions, Inc.	California
Digital Domain Productions (Vancouver), Ltd.	British Columbia, Canada
Digital Domain Productions (Sydney) Pty Ltd	New South Wales, Australia
Digital Domain International, Inc.	California
Domain Films, Inc.	California
Instant Karma Films, LLC	California
Mothership Media, Inc.	California
Senbazuru Productions	California
Spontaneous Media, Inc.	California